SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2006
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG, GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Quilmes Industrial (Quinsa) S.A. Announces Outcome of its Ordinary General Meeting”

Quilmes Industrial S.A.

84 Grand-Rue  •  Luxembourg
Tel: +352.473.884  •  Fax: +352.226.056

Quilmes Industrial (Quinsa) S.A. Announces Outcome of its Ordinary General Meeting

          LUXEMBOURG, July 5 /PRNewswire-FirstCall/ -- Quilmes Industrial (Quinsa) S.A. (NYSE: LQU) (“Quinsa” or the  “Company”) announced today the outcome of its Ordinary General Meeting for the financial year ended December 31, 2005 that took place in Luxembourg on June 22, 2006.

          Under the Chairmanship of Mr. Jacques-Louis de Montalembert, the Ordinary General Meeting heard the report of the Board of Directors and the report of the statutory and independent auditors for the financial year 2005.

          The General Meeting also approved the distribution of retained earnings for the year ended December 31, 2005. The Parent Company having reported a loss for the period May 1st, 2005 to December 31, 2005 of US$ 9,442,926, the General Meeting voted to pay total net dividends of US$ 39,248,096 to the shareholders, from net retained earnings of US$ 164,048,022.

          Tuesday, August 8, 2006 will be the date for payment of the dividend of US$ 0.035060 net per share to all holders of Class A shares and of the dividend of US$ 0.350600 net per share to all holders of Class B shares tendering coupon N° 14 or registered as of July 28, 2006 (record date). The net dividend per ADR shall be US$ $0.7012.

          The Annual General Meeting reelected Messrs. Floreal Horacio Crespo, Alexander James Christopher Harper, Alvaro Cardoso de Sousa and Gustavo Alfredo Horacio Ferrari as directors of the company.

          The General Meeting confirmed the decisions of the Board Meeting to appoint Mr. Victorio De Marchi as Co-chairman and Mr. Milton Seligman as Director of the Company.

          The meeting also accepted the resignation of Mr. Carlo Hoffmann as Secretary General of QUINSA.

          The Ordinary General Meeting was followed by an Extraordinary General Meeting which restated the previously existing provisions relating to the authorized capital and inter alia to waive preferential subscription rights of shareholders to subscribe for further issues of Class A shares and class B shares within the limits of the authorized share capital for a new 5 year period.

          Copies of the Annual Report of QUINSA are available at the registered office, 84 Grand-Rue, L-1660 Luxembourg

          ABOUT QUINSA

          Quinsa is a Luxembourg-based holding company that controls approximately 93% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by Companhia de Bebidas das Americas - AmBev (“AmBev”).

          Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa’s brands in Brazil.

          The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.

          Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depositary Shares, representing the Company’s B shares, are listed on the New York Stock Exchange.

          Quinsa’s web address: www.Quinsa.com

SOURCE  Quinsa
          -0-                                        07/05/2006
          /CONTACT:  Francis Cressall of Quilmes Industrial (Quinsa) S.A., +5411-4349-1846/
          /Web site:  http://www.Quinsa.com/
          (LQU)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: July 5, 2006	By:	/s/ Agustin Garcia Mansilla

	Name:	Agustin Garcia Mansilla
	Title:	Chief Executive Officer